UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 1-15032

Enodis plc
(Registrant’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________.

Explanatory Note:
On March 12, 2004, Enodis plc released an announcement regarding the appointment of a new non-executive director. The text of that announcement follows below.

On May 11, 2004, Enodis plc released an announcement regarding its financial results for the 26 weeks ended March 27, 2004. The text of that announcement follows the text of the March 12 announcement, including the Company’s “safe harbor” legend regarding forward-looking statements, which should be deemed by you to apply to all forward-looking statements included in this report.

Immediately following the text of the announcements referred to above, is the text of Management’s Discussion and Analysis of Financial Condition and Results of Operations concerning the 13 weeks ended December 27, 2003.

****************************************************

Enodis plc Announces Non-Executive Director Appointment

LONDON, March 12, 2004 -- Enodis plc, a leading global company in the food equipment sector, is pleased to announce the appointment of Joe Ross as a non-executive director, effective 11 March 2004.

He joined Federal Signal Corporation in 1983, became CEO in 1987 and was Chairman from 1990 until January this year. Federal Signal, which is listed on the New York Stock Exchange, is a manufacturer and worldwide supplier of a range of products including safety and signalling equipment, die components and precision tools. It has annual revenues of approximately US$1.2 billion and around 6,800 employees worldwide. Selling in most countries of the world, it has plants in North and South America, Europe and Asia. Under Mr Ross's leadership, it grew, organically and by acquisition, to have leading market positions in most of its market segments.

Mr Ross is also a non-executive director of Quanex Corporation, headquartered in Houston, Texas. Quanex is a leading manufacturer of engineered materials and components for the vehicle and building products markets.

Mr Ross's appointment brings to the Board of Enodis strong and relevant experience and a suitable geographic balance to the non-executive element of the Board.

Mr Peter Brooks, Chairman of Enodis, commenting on the appointment, said: “We are delighted Joe Ross has agreed to join our Board. With Federal Signal's scale, range of production activities and geographic spread, he has experienced many of the challenges in common with Enodis and we look forward to gaining the benefit of his expertise.”

****************************************************

11 May 2004
Results for the 26 weeks ended 27 March 2004 (H104)

STEADY PROGRESS CONTINUES

Group Financial Highlights - £m (except EPS)
	Q204	Q203	H104	H103

Turnover	142.5	154.1	290.8	310.9

Operating profit	8.0	3.8	13.8	6.7
Adjusted operating profit*	10.8	11.4	19.8	19.5

Profit/(loss) before tax	5.1	(1.8)	7.2	(2.0)
Adjusted profit before tax**	6.6	5.8	11.0	8.3

Basic and diluted earnings/(loss) per share (pence)	1.0	(0.9)	1.3	(0.9)
Adjusted basic and diluted earnings per share (pence)	1.3	1.2	2.3	1.7

Like-for-like Food Equipment turnover***	142.5	140.5	290.5	290.3
Like-for-like Food Equipment operating profit***	13.1	12.0	25.1	21.9

Net debt			(121.9)	(181.0)

Key Points

  Food Equipment like-for-like operating profit in H104 up 15% to £25.1m
    Food Service Equipment – North America H1 like-for-like operating profit up 11% to £20.3m on broadly unchanged like-for-like turnover. Q2 like-for-like operating profit up 15% to £10.7m on like-for-like turnover up 4%
    Food Service Equipment – Europe/Asia H1 like-for-like operating profit down 35% to £2.4m on broadly unchanged like-for-like turnover reflecting planned investment in new products and the absence of a major rollout. Q2 like-for-like operating profit down 35% to £1.3m on a 1% decline in like-for-like turnover
    Food Retail Equipment H1 like-for-like operating profit up £2.5m from breakeven as management actions at Kysor Warren continue to show benefits. Q2 like-for-like operating profit up 57% to £1.1m
  Adjusted H104 profit before tax up 33% to £11.0m despite a £1.7m adverse foreign exchange impact in Food Equipment operating results
  Basic and diluted EPS 1.3p (H103: loss per share of 0.9p)
  Net debt down 13% to £121.9m from September 2003 and 33% from March 2003.
*	Before operating exceptional items and goodwill amortisation (see Other unaudited financial information in the attached results for more details).
**	Before all exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for details).
***	Prior year turnover and adjusted operating profit adjusted for foreign exchange (see Other unaudited financial information in the attached financial statements for details).

 The above adjusted information is used throughout this document and is presented to indicate underlying operating performance of the Group.

Peter Brooks, Chairman, said:
“We are pleased with the momentum we have built from our key initiatives and our steady progress in the face of mixed markets, commodity cost inflation and adverse foreign exchange translations of profits. Overall, we are maintaining our cautious optimism for the second half and our expectations for underlying performance for the year remain consistent with those at the time of our full year announcement last November.”

Dave McCulloch, Chief Executive Officer, added:
“We are beginning to see the first signs of growth in our North American food service equipment markets, but markets in Europe and Retail remain tough. We continue to mitigate the effect of substantially increased commodity costs through the acceleration of our ongoing lean manufacturing and purchasing initiatives, as well as by the introduction of further price increases. At the same time, we are investing more in R&D and our IT infrastructure to build a solid platform for the future. Compared to last year, the weakness of the US dollar will negatively impact the translation of profit

For further enquiries:
Dave McCulloch	Chief Executive Officer	+	44 20 7304 6006
Dave Wrench	Chief Financial Officer	+	44 20 7304 6006
Richard Mountain	Financial Dynamics	+	44 20 7269 7291

A meeting for equity investors and analysts will be held today at 9.00am at the offices of Financial Dynamics. We will also host a conference call for bond holders and other interested parties at 4.00pm today. The format of this call will be a brief resume of the interim results and a Q&A session. For details, please contact Elaine Holder at Financial Dynamics on +44 (0) 20 7269 7121, or Tina Mularski at Enodis on +44 (0) 20 7304 6006.

SEC Filings

Enodis plc has a secondary listing on the New York Stock Exchange (Ticker symbol: ENO) and files reports with the Securities and Exchange Commission (SEC) in the US. These reports contain additional information that is not included in this press release. Copies of the reports are available on the SEC website at www.sec.gov.

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information, including statements concerning our anticipated performance. These statements by their nature involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including our substantial debt obligations and restrictive covenants; susceptibility to economic downturns including delays on market improvements; competitive pricing pressures; consolidation or loss of large customers; changes in customer purchasing patterns; unfavorable changes in the price of commodities or raw materials; the results of technological developments; currency fluctuations; the outcome of current lawsuits; and other risks related to our U.S., U.K. and foreign operations. A more complete description of our risk factors is included under “Risk Factors” in our Form 20-F which was filed with the SEC during December 2003, as well as in more recent Form 6-K reports furnished with the SEC.

CHIEF EXECUTIVE OFFICER’S REVIEW

Results

Turnover in H104 was £290.8m (H103: £310.9m). The £20.1m decline was primarily due to the translation effect of foreign currency exchange rate movements, principally the weakening US dollar. Like-for-like Food Equipment turnover in H104 was broadly unchanged compared to the prior year. Q204 like-for-like Food Equipment turnover was up 1% at £142.5m. Due to seasonality effects, our turnover is traditionally higher in the second half.

Adjusted operating profit in H104 was £19.8m (H103 : £19.5m). Like-for-like Food Equipment operating profit was up 15% (£3.2m) in the half to £25.1m. Food Service Equipment – North America was up 11% with strong performances at our ice and refrigeration businesses. This more than offset lower European operating profits where the prior year comparative figures reflected a major chain rollout that was not repeated and increased current year product development spend. The actions taken in early 2003 at Kysor Warren continued to be reflected in improved results in our Food Retail segment. The increase in like-for-like operating profit was partially offset by foreign currency translation effects, mainly brought about by the weakening US dollar (£1.7m in the half).

Q204 like-for-like operating profit was up £1.1m (9%) to £13.1m which was more than offset by £1.4m of currency effects.

H104 adjusted profit before tax increased by 33% to £11.0m (H103: £8.3m) with adjusted operating profit £0.3m higher (including currency effects) and interest £2.4m lower than the prior year. In Q204 adjusted profit before tax was £6.6m (Q203: £5.8m) with adjusted operating profit £0.6m lower than last year, offset by a £1.4m lower interest charge.

Profit after tax in H104 was £5.3m compared to a loss of £3.4m in H103. Q204 profit after tax was £3.9m compared to a loss of £3.4m in Q203.

Net debt fell to £121.9m (at 27 September 2003: £139.7m) with £10.8m of the decrease arising from favourable foreign exchange rate movements. Compared to H103, net debt was down £59.1m (33%) at period end.

Net cash flow before financing of £6.6m (H103: £5.1m) included increased capital expenditure (of which around £1.8m relates to improving our IT infrastructure). Cash flow has improved in part due to lower tax and interest costs and the non-recurrence of a prior year disposal warranty payment. There has been increased cash flow in respect of vacant properties. Cash conversion days were 40, an improvement of six days from H103.

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment comprises our operations in North America, which contribute approximately 75% of Global Food Service Equipment annual turnover, and those in Europe/Asia.

Turnover reduced by £15.2m from H103 primarily due to the translation effect of foreign currency exchange rate movements, principally the weakening US dollar. Like-for-like sales were broadly unchanged as we offset the impact of lower sales to certain QSR chains by increased sales in most product lines.

The cost reduction actions that we implemented in March 2003 delivered approximately £2m of savings in the second quarter, a total of approximately £4m in the half, in line with our plans, and contributed to a 3% improvement in like-for-like operating profit.

In Q204 like-for-like turnover improved by 3% as, for the first time since Q103, our North American businesses increased quarter on quarter sales contributing to a 6% increase in like-for-like operating profit.

Turnover £m	H104	H103	FX	Like-for-
				Like
				H103

Food Service Equipment – North America	179.3	196.3	(17.8)	178.5

Food Service Equipment – Europe/Asia	67.7	65.9	1.8	67.7

Global Food Service Equipment	247.0	262.2	(16.0)	246.2

Food Service Equipment – North America like-for-like sales in H104 were broadly unchanged compared to last year as a 3% decline in Q104 was offset in Q204. The effect of continued lower sales to certain QSR chains reduced in our quarter on quarter comparatives. We increased like-for-like turnover by 4% in Q204, the first quarter on quarter increase since Q103. Sales in most product lines have increased particularly in our ice businesses.

Food Service Equipment – Europe/Asia like-for-like sales in both H1 and Q2 were broadly unchanged as the impact of a difficult UK market was offset by strong performances in the ice businesses.

Adjusted operating profit £m	H104	H103	FX	Like-for-
				Like
				H103

Food Service Equipment – North America	20.3	20.1	(1.8)	18.3
Food Service Equipment – Europe/Asia	2.4	3.6	0.1	3.7

Global Food Service Equipment	22.7	23.7	(1.7)	22.0

Food Service Equipment – North America like-for-like operating profit was up 11% in H104 and 15% in Q204. The year on year improvement in like-for-like operating profit arose from the combined effect of increased sales in most product lines and last year’s division-wide cost reduction programme, which offset the effects of reduced sales to certain QSR chains. We saw particular improvements in our ice and refrigeration businesses. As discussed in our Q104 announcement, the results for our North American operations in H104 included a one-off pension credit of £0.5m.

In line with our objective of becoming a low cost producer of high quality products, our lean manufacturing and purchasing initiatives are gaining momentum and are mitigating the commodity cost pressures, especially steel surcharges, that began to impact us in Q204.

In Food Service Equipment - Europe/Asia, similar factors affected both the half and the second quarter. Improvements in our ice businesses have been offset by two factors: increased product development costs in continental Europe and the lack of contribution in the UK from a prior year rollout of Merrychef ovens to a North American chain.

Food Retail Equipment

Our Food Retail Equipment businesses operate predominantly in the USA with sales/service offices in Canada and Mexico.

£m	H104	H103	FX	Like-for-
				Like
				H103

Turnover	43.5	48.7	(4.6)	44.1

Adjusted operating profit	2.4	(0.1)	—	(0.1)

Kysor Warren has continued the progress shown in Q104 and made small adjusted operating profits in both H104 and Q204.

Food Retail Equipment like-for-like turnover was down in Q204 compared to Q203 as a result of market conditions affecting Kysor Warren’s current customer base. This has been offset by improved sales at Kysor Panel Systems and the benefits, particularly in Q204, of new business in Mexico. Q204 like-for-like sales were down by £1.4m compared to Q203.

In addition to the operating profit effect of increased sales at both Kysor Panel Systems and in Mexico, Kysor Warren continued its trend of improved results and was profitable in H104 compared to a loss reported last year.

In Q204, the focus on profitable business, improved quality, on-time delivery and customer service led to Kysor Warren being able to absorb the effect of reduced turnover. The quarter on quarter benefits of the Kysor Warren turnaround, which commenced in Q203, will lessen over the balance of the year. In addition, we expect trading conditions to continue to be difficult.

OTHER

Exceptional items

The exceptional item in H104 relates to the release of disposal warranty accruals that are no longer required following the expiry of the associated warranty periods. There is no cash impact of this release.

Interest

The interest charge in the half reduced by £2.4m to £8.8m. This is primarily the result of lower average debt balances.

Property

As discussed in our 2003 full year statement, we continue to expect annual profits from property development to reduce over time. The charge in the period related to the ongoing costs of managing our residual property portfolio and the phasing of costs relating to development projects.

Earnings per share

Adjusted diluted earnings per share were 2.3p (H103: 1.7p). Basic earnings per share were 1.3p (H103: loss of 0.9p).

Dividends

No dividend is proposed for the period (2003: nil).

OUTLOOK

Since the time of our Q1 announcement, food equipment markets have moved as we anticipated.

We are beginning to see the first signs of growth in our North American food equipment markets. Improving macro economic indicators, growth in food and beverage sales particularly at a number of QSR chains, indications that purchasers of food service equipment are becoming more confident and improving order rates, all support our view that food equipment demand will increase in the second half.

In contrast, European food equipment markets remain mixed with the UK market particularly challenging. We expect Food Retail markets to continue to be difficult.

In Q204 we saw substantial increases in commodity costs, especially in steel surcharges, which were in excess of our expectations. We continue to mitigate the effect of these increases through the acceleration of our ongoing lean manufacturing and purchasing initiatives, as well as by the introduction of further price increases.

The weaker US dollar continues to impact the translation of profits to sterling, but is helping the competitive position of our US-made products in international markets.

Overall we are maintaining the cautious optimism for the second half that we indicated at the time of our Q1 announcement. Our expectation of the Group’s underlying performance for the full year ending 2 October 2004 has not changed since the time of our 2003 full year statement in November 2003.

We remain confident in the long-term outlook for Enodis.

Dave McCulloch
Chief Executive Officer
11 May 2004

Group profit and loss account
26 weeks to 27 March 2004

		26 weeks to 27 March 2004			26 weeks to 29 March 2003
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover
Food Equipment		290.5	—	290.5	310.9	—	310.9
Property		0.3	—	0.3	—	—	—

Total turnover	2	290.8	—	290.8	310.9	—	310.9

Operating profit/(loss) before goodwill amortisation
Food Equipment		25.1	—	25.1	23.6	(1.6)	22.0
Property		(0.9)	—	(0.9)	—	(2.5)	(2.5)
Corporate costs		(4.4)	—	(4.4)	(4.1)	(1.9)	(6.0)

		19.8	—	19.8	19.5	(6.0)	13.5

Goodwill amortisation		(6.0)	—	(6.0)	(6.8)	—	(6.8)

Operating profit/(loss)	3	13.8	—	13.8	12.7	(6.0)	6.7

Profit/(loss) on disposal of businesses	4	—	2.2	2.2	—	2.5	2.5

Profit/(loss) on ordinary activities before interest and taxation		13.8	2.2	16.0	12.7	(3.5)	9.2

Net interest payable and similar charges		(8.8)	—	(8.8)	(11.2)	—	(11.2)

Profit/(loss) on ordinary activities before taxation		5.0	2.2	7.2	1.5	(3.5)	(2.0)

Tax on profit/(loss) on ordinary activities	5	(1.9)	—	(1.9)	(1.4)	—	(1.4)

Profit/(loss) on ordinary activities after taxation Equity minority interests		3.1 (0.1)	2.2 —	5.3 (0.1)	0.1 —	(3.5) —	(3.4) —

Retained profit/(loss)		3.0	2.2	5.2	0.1	(3.5)	(3.4)

Earnings/(loss) per share (pence)	6			Pence (unaudited)			Pence (unaudited)
Basic earnings/(loss) per share				1.3			(0.9)

Adjusted basic earnings/(loss) per share				2.3			1.7

Diluted earnings/(loss) per share				1.3			(0.9)

Adjusted diluted earnings/(loss) per share				2.3			1.7

Group statement of total recognised gains and losses				26 weeks to 27 March 2004			26 weeks to 29 March 2003
				£m			£m
				(unaudited)			(unaudited)
Retained profit/(loss)				5.2			(3.4)
Currency translation differences on foreign currency net investments				(10.6)			0.3

Total recognised gains and losses for the period				(5.4)			(3.1)
Prior period adjustment (note 1)				1.4			—

Total recognised gains and losses since last annual report				(4.0)			(3.1)

Group profit and loss account
13 weeks to 27 March 2004

		13 weeks to 27 March 2004			13 weeks to 29 March 2003
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover
Food Equipment		142.5	—	142.5	154.1	—	154.1
Property		—	—	—	—	—	—

Total turnover	2	142.5	—	142.5	154.1	—	154.1

Operating profit/(loss) before goodwill amortisation
Food Equipment		13.1	—	13.1	13.4	(1.6)	11.8
Property		(0.2)	—	(0.2)	—	(2.5)	(2.5)
Corporate costs		(2.1)	—	(2.1)	(2.0)	(0.2)	(2.2)

		10.8	—	10.8	11.4	(4.3)	7.1

Goodwill amortisation		(2.8)	—	(2.8)	(3.3)	—	(3.3)

Operating profit/(loss)	3	8.0	—	8.0	8.1	(4.3)	3.8

Profit/(loss) on disposal of businesses	4	—	1.3	1.3	—	—	—

Profit/(loss) on ordinary activities before interest and taxation		8.0	1.3	9.3	8.1	(4.3)	3.8

Net interest payable and similar charges		(4.2)	—	(4.2)	(5.6)	—	(5.6)

Profit/(loss) on ordinary activities before taxation		3.8	1.3	5.1	2.5	(4.3)	(1.8)

Tax on profit/(loss) on ordinary activities		(1.2)	—	(1.2)	(1.0)	(0.6)	(1.6)

Profit/(loss) on ordinary activities after taxation Equity minority interest		2.6 (0.1)	1.3 —	3.9 (0.1)	1.5 —	(4.9) —	(3.4) —

Retained profit/(loss)		2.5	1.3	3.8	1.5	(4.9)	(3.4)

Earnings/(loss) per share (pence)	6			Pence (unaudited)			Pence (unaudited)
Basic earnings/(loss) per share				1.0			(0.9)

Adjusted basic earnings/(loss) per share				1.3			1.2

Diluted earnings/(loss) per share				1.0			(0.9)

Adjusted diluted earnings/(loss) per share				1.3			1.2

Group statement of total recognised gains and losses			13 weeks to 27 March 2004			13 weeks to 29 March 2003
				£m			£m
				(unaudited)			(unaudited)

Retained profit/(loss)				3.8			(3.4)
Currency translation differences on foreign currency net investments			(3.4)				3.5

Total recognised gains and losses for the period				0.4			0.1

Group profit and loss account
52 weeks to 27 September 2003
		52 weeks to 27 September 2003
		Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m
Turnover
Food Equipment		663.7	—	663.7
Property		15.7	—	15.7

2		679.4	—	679.4

Operating profit/(loss) before goodwill amortisation
Food Equipment		64.9	(4.7)	60.2
Property		5.4	(3.3)	2.1
Corporate costs		(9.5)	(4.5)	(14.0)

		60.8	(12.5)	48.3

Goodwill amortisation		(13.8)	—	(13.8)

Operating profit/(loss)	3	47.0	(12.5)	34.5

Profit/(loss) on disposal of businesses	4	—	3.3	3.3

Profit/(loss) on ordinary activities before interest and taxation		47.0	(9.2)	37.8

Net interest payable and similar charges		(21.9)	—	(21.9)

Profit/(loss) on ordinary activities before taxation		25.1	(9.2)	15.9

Tax on profit/(loss) on ordinary activities	5	(8.2)	1.8	(6.4)

Profit/(loss) on ordinary activities after taxation		16.9	(7.4)	9.5

Equity minority interests		(0.1)	—	(0.1)

Retained profit/(loss)		16.8	(7.4)	9.4

Earnings per share (pence)	6			pence

Basic earnings per share				2.4

Adjusted basic earnings per share				7.7

Diluted earnings per shares				2.4

Adjusted diluted earnings per share				7.7

				52 weeks to 27 September 2003
Group statement of total recognised gains and losses				£m

Retained profit/(loss) for the period				9.4
Currency translation differences on foreign currency net investments				(4.6)

Total recognised gains and (losses) for the period				4.8

Group balance sheet

	27 March	29 March	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)
		(restated note 1)	(restated note 1)

Fixed assets
Intangible assets: Goodwill	186.7	227.0	208.8
Tangible assets	74.5	84.8	81.6
Investments	3.9	4.9	4.0
	265.1	316.7	294.4
Current assets
Stocks	76.6	84.9	75.2
Debtors	102.4	115.3	118.3
Deferred tax asset	21.7	25.1	23.8
Cash at bank and in hand	50.9	58.7	77.7

	251.6	284.0	295.0

Creditors falling due within one year
Borrowings	(25.7)	(38.9)	(49.3)
Other creditors	(157.2)	(170.4)	(174.6)

	(182.9)	(209.3)	(223.9)

Net current assets	68.7	74.7	71.1

Total assets less current liabilities	333.8	391.4	365.5

Financed by:
Creditors falling due after more than one year
Borrowings	140.0	191.2	160.2
Provisions for liabilities and charges	38.0	47.5	44.6
	178.0	238.7	204.8

Capital and reserves
Called up equity share capital	200.5	200.2	200.2
Share premium account	234.3	234.2	234.2
Profit and loss account	(276.8)	(279.3)	(271.4)
ESOP Trust	(2.4)	(2.4)	(2.4)

Equity shareholders’ funds	155.6	152.7	160.6

Equity minority interests	0.2	—	0.1

	333.8	391.4	365.5

Group cash flow statement

	26 weeks to	26 weeks to	52 weeks to
	27 March	29 March	27 September
	2004	2003	2003
Notes	£m	£m	£m
	(unaudited)	(unaudited)

Net cash flow from operations before exceptional items	21.2	23.9	80.0
Net cash flow effect of exceptional items	—	(1.8)	(6.5)

Net cash inflow/(outflow) from operating activities (a)	21.2	22.1	73.5
Return on investments and servicing of finance
Interest paid	(8.0)	(9.7)	(18.9)

Taxation
Overseas and UK tax paid	(1.9)	(3.1)	(7.1)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(4.7)	(3.3)	(10.0)
Receipts from sale of tangible fixed assets	—	0.4	0.6
	(4.7)	(2.9)	(9.4)

Acquisitions and disposals
Disposal of subsidiary undertakings	—	(1.3)	(1.3)

Cash inflow/(outflow) before financing	6.6	5.1	36.8

Financing
Issue of share capital	0.4	—	—
Net increase/(decrease) in term loans and other borrowings	(32.3)	(19.8)	(32.3)
Capital element of finance lease payments	—	(0.2)	(0.2)

	(31.9)	(20.0)	(32.5)

Increase/(decrease) in cash in the period	(25.3)	(14.9)	4.3

Notes to the group cash flow statement

(a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	26 weeks to 27 March 2004			26 weeks to 29 March 2003
	Before exceptional items	Effect of exceptional items	Total	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating profit/(loss)	13.8	—	13.8	12.7	(6.0)	6.7
Depreciation	5.8	—	5.8	6.3	—	6.3
Amortisation of goodwill	6.0	—	6.0	6.8	—	6.8
Increase/(decrease) in provisions	(3.4)	—	(3.4)	(0.6)	3.2	2.6
(Increase)/decrease in stock	(5.5)	—	(5.5)	(5.5)	—	(5.5)
(Increase)/decrease in debtors	9.5	—	9.5	14.4	—	14.4
Increase/(decrease) in creditors	(5.0)	—	(5.0)	(10.2)	1.0	(9.2)

Net cash inflow/(outflow) from operating activities	21.2	—	21.2	23.9	(1.8)	22.1

	52 weeks to 27 September 2003
	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m

Operating profit/(loss)	47.0	(12.5)	34.5
Depreciation	12.4	—	12.4
Amortisation of goodwill	13.8	—	13.8
Increase/(decrease) in provisions	(2.8)	4.5	1.7
(Increase)/decrease in stock	2.6	—	2.6
(Increase)/decrease in debtors	7.5	—	7.5
Increase/(decrease) in creditors	(0.5)	1.5	1.0

Net cash inflow/(outflow) from operating activities	80.0	(6.5)	73.5

(b) Reconciliation of net cash flow to movement in net debt

	27 March	29 March	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)
Net debt at the start of period	(139.7)	(186.1)	(186.1)
Increase/(decrease) in net cash in the period	(25.3)	(14.9)	4.3
Net (increase)/decrease in other loans	32.3	20.0	32.5
Translation differences	10.8	—	9.6
Net debt at the end of the period	(121.9)	(181.0)	(139.7)

(c) Reconciliation of net debt to balance sheet

	27 March	29 March	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)

Cash at bank and in hand	50.9	58.7	77.7
Short term borrowing	(25.7)	(38.9)	(49.3)
Long term borrowing	(140.0)	(191.2)	(160.2)

	(114.8)	(171.4)	(131.8)
Exclude deferred financing costs	(7.1)	(9.6)	(7.9)

	(121.9)	(181.0)	(139.7)

Notes to the financial statements

1. Basis of Preparation

The accompanying condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The interim financial statements are unaudited but include all adjustments which management considers necessary for a fair presentation of the financial position of the Group (Enodis plc and subsidiary undertakings) for the 13 and 26 week periods ended 27 March 2004 and 29 March 2003 and the operating results and cash flows for the periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with UK GAAP have been condensed or omitted. The results of operations for the 13 and 26 weeks ended 27 March 2004 may not necessarily be indicative of the operating results that may be achieved for the 53 week period ending 2 October 2004.

The quarterly and interim financial statements have been prepared on the basis of the accounting policies set out in the Group’s financial statements for the period ended 27 September 2003, other than as noted below in respect of UITF Abstract 38 “Accounting for ESOP Trusts” (“UITF38”).

During Q104, the Group adopted UITF38. Consequently the impairments booked against the Group’s investment in own shares of £1.1m and £0.3m in FY01 and FY02 respectively, have been reversed and recorded in the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to being a deduction in equity shareholders’ funds. Comparative periods have been restated to reflect this accounting treatment. The Group’s ESOP Trust holds 1,269,341 ordinary shares of Enodis plc at a cost of £2.4m. At 27 March 2004, the market value of the shares was £1.2m.

UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in Note 8 to the interim financial statements.

These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in the Group’s latest Annual Report.

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 27 September 2003 are based upon the 2003 Annual Report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies following approval at the Annual General Meeting of the Company on 11 February 2004. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 13 and 26 week periods to 27 March 2004 and 29 March 2003 have been extracted from underlying accounting records and have not been audited.

2. Turnover

	26 weeks to	26 weeks to	13 weeks to	13 weeks to	52 weeks to
	27 March	29 March	27 March	29 March	27 September
	2004	2003	2004	2003	2003
	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Food Service Equipment - North America	179.3	196.3	88.8	96.2	408.4
Food Service Equipment - Europe/Asia	67.7	65.9	33.9	33.9	144.5

Global Food Service Equipment	247.0	262.2	122.7	130.1	552.9
Food Retail Equipment	43.5	48.7	19.8	24.0	110.8

Food Equipment	290.5	310.9	142.5	154.1	663.7
Property	0.3	—	—	—	15.7

	290.8	310.9	142.5	154.1	679.4

Notes to the financial statements (continued)

3. Operating profit/(loss)

26 weeks to 27 March 2004				26 weeks to 29 March 2003
Before exceptional items		Exceptional items	Total	Before exceptional items	Exceptional items	Total
£m		£m	£m	£m	£m	£m
(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Food Service Equipment - North America	20.3	—	20.3	20.1	(1.4)	18.7
Food Service Equipment - Europe/Asia	2.4	—	2.4	3.6	(0.2)	3.4

Global Food Service Equipment	22.7	—	22.7	23.7	(1.6)	22.1
Food Retail Equipment	2.4	—	2.4	(0.1)	—	(0.1)

	25.1	—	25.1	23.6	(1.6)	22.0
Food Equipment goodwill amortisation	(6.0)	—	(6.0)	(6.8)	—	(6.8)

Food Equipment	19.1	—	19.1	16.8	(1.6)	15.2
Property	(0.9)	—	(0.9)	—	(2.5)	(2.5)
Corporate costs	(4.4)	—	(4.4)	(4.1)	(1.9)	(6.0)

	13.8	—	13.8	12.7	(6.0)	6.7

13 weeks to 27 March 2004				13 weeks to 29 March 2003
Before exceptional items		Exceptional items	Total	Before exceptional items	Exceptional items	Total
£m		£m	£m	£m	£m	£m
(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Food Service Equipment - North America	10.7	—	10.7	10.7	(1.4)	9.3
Food Service Equipment - Europe/Asia	1.3	—	1.3	2.0	(0.2)	1.8

Global Food Service Equipment	12.0	—	12.0	12.7	(1.6)	11.1
Food Retail Equipment	1.1	—	1.1	0.7	—	0.7

	13.1	—	13.1	13.4	(1.6)	11.8
Food Equipment goodwill amortisation	(2.8)	—	(2.8)	(3.3)	—	(3.3)

Food Equipment	10.3	—	10.3	10.1	(1.6)	8.5
Property	(0.2)	—	(0.2)	—	(2.5)	(2.5)
Corporate costs	(2.1)	—	(2.1)	(2.0)	(0.2)	(2.2)

	8.0	—	8.0	8.1	(4.3)	3.8

	52 weeks to 27 September 2003
Before exceptional items		Exceptional Items	Total
	£m	£m	£m

Food Service Equipment - North America	50.7	(3.0)	47.7
Food Service Equipment - Europe/Asia	10.2	(1.7)	8.5

Global Food Service Equipment	60.9	(4.7)	56.2
Food Retail Equipment	4.0	—	4.0

	64.9	(4.7)	60.2
Food Equipment goodwill amortisation	(13.8)	—	(13.8)

Food Equipment	51.1	(4.7)	46.4
Property	5.4	(3.3)	2.1
Corporate costs	(9.5)	(4.5)	(14.0)

	47.0	(12.5)	34.5

Notes to the financial statements (continued)

4. Exceptional items

(a) Operating exceptional items	26 weeks to	26 weeks to	52 weeks to
	27 March	29 March	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)
Restructuring costs and cost reduction measures	—	1.8	6.1
Vacant leasehold provisions	—	2.5	3.3
Litigation costs	—	1.7	3.1

Operating exceptional items	—	6.0	12.5

2003

On 8 April 2003, the Group announced a restructuring and cost reduction programme including salaried headcount reduction and the relocation of the CEO’s office to Tampa, Florida. Subsequently, further restructuring programmes were announced in Europe.

In addition, as a result of a slowdown in the property market, £3.3m was recognised in respect of vacant leasehold properties.

During 2003, the Group reassessed its accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgement on certain of the claims totalling $8.6m, and provided £1.7m and £1.4m in Q103 and Q403 respectively. The Group continues to believe that the adverse decision is incorrect, and intends to appeal the decision. The Group's view of the outcome of the Consolidated Industries litigation remains unchanged.

(b) Disposal of businesses	26 weeks to	26 weeks to	52 weeks to
	27 March	29 March	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)

Profit/(loss) on disposals	2.2	2.5	3.3

2004

In November 2003 and in April 2004 respectively, the majority of warranties and indemnities that the Group gave at the time of the disposals of two of its subsidiaries expired. As a result, excess provisions of £0.9m and £1.3m have been credited to the profit and loss account in Q104 and Q204 respectively.

2003

In February 2003, the Group paid £1.3m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, excess accruals of £2.5m, along with £0.8m from other disposals, were credited to the profit and loss account in Q103 and Q403 respectively.

Notes to the financial statements (continued)

5. Taxation

(a) Analysis of charge in period	26 weeks to	26 weeks to	52 weeks to
	27 March	29 March	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)

The tax charge for the current period comprised:
UK taxation at 30% (2003:30%)	—	—	—
Foreign taxation - current year	1.9	1.4	7.4
- prior year	—	—	(0.7)

	1.9	1.4	6.7
Deferred taxation	—	—	1.5

	1.9	1.4	8.2
Tax relief on exceptional items	—	—	(1.8)

	1.9	1.4	6.4

(b) The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

6. Earnings/(loss) per share

	26 weeks to	26 weeks to	13 weeks to	13 weeks to	52 Weeks to
	27 March	29 March	27 March	29 March	27 September
	2004	2003	2004	2003	2003
	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained profit/(loss) attributable to shareholders	5.2	(3.4)	3.8	(3.4)	9.4

	m	m	m	m	m

Basic weighted average number of shares	399.4	399.2	399.6	399.2	399.2
Dilutive number of shares from executive share option schemes	2.0	—	3.0	—	—

Diluted weighted average number of shares	401.4	399.2	402.6	399.2	399.2

Notes to the financial statements (continued)

6. Earnings/(loss) per share (continued)
	26 weeks to	26 weeks to	13 weeks to	13 weeks to	52 weeks to
	27 March	29 March	27 March	29 March	27 September
	2004	2003	2004	2003	2003
	pence	pence	pence	pence	pence
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Basic earnings/(loss) per share	1.3	(0.9)	1.0	(0.9)	2.4
Effect per share of exceptional items	(0.5)	0.9	(0.3)	1.2	1.8
Effect per share of goodwill amortisation	1.5	1.7	0.6	0.9	3.5

Adjusted basic earnings/(loss) per share	2.3	1.7	1.3	1.2	7.7

Diluted earnings/(loss) per share	1.3	(0.9)	1.0	(0.9)	2.4
Effect per share of exceptional items	(0.5)	0.9	(0.3)	1.2	1.8
Effect per share of goodwill amortisation	1.5	1.7	0.6	0.9	3.5

Adjusted diluted earnings/(loss) per share	2.3	1.7	1.3	1.2	7.7

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation are disclosed to reflect the underlying performance of the Group.

7. Foreign currency translation

The results of subsidiary companies reporting in currencies other than pounds sterling, principally US dollars, have been translated at the following rates:

	26 weeks to	26 weeks to	13 weeks to	13 weeks to	52 weeks to
	27 March	29 March	27 March	29 March	27 September
	2004	2003	2004	2003	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Average exchange rate £1= US$	1.78	1.58	1.83	1.60	1.60
Closing exchange rate £1 =US$	1.81	1.57	1.81	1.57	1.66

Notes to the financial statements (continued)

8. Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States of America

The consolidated financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP. The following is a summary of adjustments to operating profit/(loss) and retained profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP. This note does not include all disclosures required by US GAAP.

	26 weeks to	26 weeks to	52 weeks to
	27 March	29 March	27 September
	2004	2003	2003
	£m	£m
	(unaudited)	(unaudited)
		(restated)
Retained profit/(loss) in accordance with UK GAAP	5.2	(3.4)	9.4

Items increasing/(decreasing) UK GAAP operating profit/(loss)(*):
- Goodwill amortisation	6.0	6.8	13.5

- Pension costs	(0.2)	(1.0)	2.2

- Leasing transactions	(0.1)	(0.1)	(0.1)

- Share option plans	—	—	0.1

- Restructuring charges	(0.8)	—	0.8

- Derivative instruments	0.2	0.1	0.1

- Long-lived assets	—	—	(0.5)

- Loss contingencies	—	—	1.8

Items increasing/(decreasing) UK GAAP non-operating profit/(loss):
- Deferred taxation	(4.2)	(1.8)	(36.9)

- Capitalised interest	0.4	0.2	0.4

Retained profit/(loss) in accordance with US GAAP before cumulative effect of change in accounting principle	6.5	0.8	(9.2)

Cumulative effect of change in accounting principle	—	(84.9)	(84.9)

Retained profit/(loss) in accordance with US GAAP	6.5	(84.1)	(94.1)

Retained profit/(loss) in accordance with US GAAP is represented by:
Net profit/(loss) from continuing operations	4.3	(1.7)	(11.7)
Gain on sale of discontinued operations	2.2	2.5	2.5
Cumulative effect of change in accounting principle	—	(84.9)	(84.9)

Retained profit/(loss) in accordance with US GAAP	6.5	(84.1)	(94.1)

(*) All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences
A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the United States of America is provided in our Annual Report at 27 September 2003. Other than our adoption of UITF 38 (See Note 1), there have been no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing these consolidated financial statements.

Notes to the financial statements (continued)

8. Supplementary information for US investors (continued)

Adoption of new accounting standards

Effective from 29 September 2002, under US GAAP, the Group adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). In accordance with SFAS 142, goodwill is no longer amortised but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. Using discounted cash flow valuation methods and also considering the Group’s market capitalisation, the Group reviewed the fair values of each of its reporting units. As a result of the transitional impairment test, the Group recorded a goodwill impairment charge of £84.9 million in its Global Food Service Equipment segment. The amount was calculated in the fourth quarter of Fiscal 2003 and recorded as a cumulative effective of a change in accounting principle as at 29 September 2002, as required under SFAS 142.

Other unaudited financial information

(i)   Reconciliation of like-for-like information for the 26 weeks to 27 March 2004

	26 weeks to 27 March 2004	26 weeks to 29 March 2003	Effect of Foreign Exchange	Like-for-like 29 March 2003	Like-for-like increase/ (decrease)
a) Turnover	£m	£m	£m	£m	%
Food Service Equipment - North America	179.3	196.3	(17.8)	178.5	—
Food Service Equipment - Europe/Asia	67.7	65.9	1.8	67.7	—

Global Food Service Equipment	247.0	262.2	(16.0)	246.2	—

Food Retail Equipment	43.5	48.7	(4.6)	44.1	(1)%

Food Equipment	290.5	310.9	(20.6)	290.3	—

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	20.3	20.1	(1.8)	18.3	11%
Food Service Equipment - Europe/Asia	2.4	3.6	0.1	3.7	(35)%

Global Food Service Equipment	22.7	23.7	(1.7)	22.0	3%

Food Retail Equipment	2.4	(0.1)	—	(0.1)	n/m

Food Equipment	25.1	23.6	(1.7)	21.9	15%

(ii)   Reconciliation of like-for-like information for the 13 weeks to 27 March 2004

	13 weeks to 27 March 2004	13 weeks to 29 March 2003	Effect of Foreign Exchange	Like-for-like 29 March 2003	Like-for-like increase/ (decrease)

a) Turnover	£m	£m	£m	£m	%
Food Service Equipment - North America	88.8	96.2	(11.0)	85.2	4%
Food Service Equipment - Europe/Asia	33.9	33.9	0.2	34.1	(1)%

Global Food Service Equipment	122.7	130.1	(10.8)	119.3	3%

Food Retail Equipment	19.8	24.0	(2.8)	21.2	(7)%

Food Equipment	142.5	154.1	(13.6)	140.5	1%

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	10.7	10.7	(1.4)	9.3	15%
Food Service Equipment - Europe/Asia	1.3	2.0	—	2.0	(35)%

Global Food Service Equipment	12.0	12.7	(1.4)	11.3	6%

Food Retail Equipment	1.1	0.7	—	0.7	57%

Food Equipment	13.1	13.4	(1.4)	12.0	9%

(iii) Reconciliation of non-UK GAAP measures

	26 weeks to 27 March 2004	26 weeks to 29 March 2003	13 weeks to 27 March 2004	13 weeks to 29 March 2003	52 weeks to 27 September 2003
	£m	£m	£m	£m	£m
a) Adjusted operating profit/(loss)
Operating profit/(loss) Add back:	13.8	6.7	8.0	3.8	34.5
Goodwill amortisation	6.0	6.8	2.8	3.3	13.8
Exceptional profit/(loss)	—	6.0	—	4.3	12.5

Adjusted operating profit/(loss)	19.8	19.5	10.8	11.4	60.8

b) Adjusted profit/(loss) before tax
Profit/(loss) before tax Add back:	7.2	(2.0)	5.1	(1.8)	15.9
Goodwill amortisation	6.0	6.8	2.8	3.3	13.8
Operating exceptional profit/(loss)	(2.2)	3.5	(1.3)	4.3	9.2

Adjusted Profit/(loss) before tax	11.0	8.3	6.6	5.8	38.9

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our half yearly financial statements included with this document, as well as our audited Fiscal 2003 financial statements and the discussions in Item 5, Item 8 and Item 11 of our Annual Report on Form 20-F for Fiscal 2003.

Our financial statements are prepared in accordance with U.K. GAAP, which differs from U.S. GAAP. A summary of the adjustments to retained profit/(loss) for the period required when reconciling these amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S GAAP is presented in Note 8 to the half yearly financial statements included with this document.

Throughout this document, the 26 weeks ended March 27, 2004 and March 29, 2003 are called “1st Half 2004” and “1st Half 2003” respectively. The 13 weeks ended March 27, 2004 and March 29, 2003 are called “2nd Quarter 2004” and “2nd Quarter 2003” respectively. The 13 weeks ended December 27, 2003 and December 28, 2002 are called “1st Quarter 2004” and “1st Quarter 2003” respectively. The 52 weeks ended September 27, 2003 are called “Fiscal 2003”. The terms “we”, “us”, “our” and “Enodis” refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

In our discussions of turnover and operating profit/(loss) from continuing operations before exceptional items and goodwill amortization, we use “comparable” measures that reflect adjustments to U.K. GAAP results to eliminate the effect of foreign exchange rate movements arising on translation of results. The effects of foreign exchange rate movements are calculated by retranslating prior period results at rates used to translate current period results, and we provide reconciliations for all comparable measures to the most directly comparable U.K. GAAP measure. We believe that these comparable financial measures give a helpful view of our ongoing results and facilitate comparisons from period to period in light of the variable effect of foreign exchange rate movements. The comparable results should not be regarded as a replacement for corresponding GAAP measures. Additionally, we note that comparable measures as defined or presented by us may not be comparable to similarly titled measures reported by other companies.

Overview

We operate in two principal segments: food service equipment and food retail equipment. We also have property development operations. In our principal segments, approximately 75% of our businesses operate in the North American market and therefore trade in U.S. dollars.

Our total turnover in 1st Half 2004 was £290.8 million compared to £310.9 million in 1st Half 2003. The £20.1 million decline is primarily due to adverse foreign exchange rate movements. On a comparable basis, Food Equipment turnover in 1st Half 2004 was broadly unchanged to 1st Half 2003.

Comparable Food Equipment operating profit improved 15% due to improved performance in North America which more than offset lower European operating profits. Additionally, management actions taken in Fiscal 2003 at Kysor//Warren continue show benefits. As the year progresses, we believe the quarter on quarter improvement at Kysor//Warren will lessen because the most significant improvements were seen by the fourth quarter of Fiscal 2003.

Net debt fell to £121.9 million from £139.7 million at the end of Fiscal 2003, with £10.8 million of the decrease arising from favorable foreign exchange rate movements. We also used £32.3 million of cash to pay down bank debt during 1st Half 2004. Compared to the end of 1st Half 2003, net debt was down £59.1 million or 33% at March 27, 2004.

Compared to 1st Half 2003, operating cash flows before exceptional items are down by £2.7 million to £21.2 million due to increased working capital outflows during 1st Half 2004. Lower interest payments of £1.7 million in 1st Half 2004 almost offset the £1.8 million net increase in capital expenditure.

Results of Continuing Operations

The following table sets forth the components of our consolidated profit and loss accounts from our continuing operations for 1st Half 2004, 1st Half 2003, 2nd Quarter 2004 and 2nd Quarter 2003.

	1st Half	1st Half	%	2nd Quarter	2nd Quarter	%
	2004	2003	Change*	2004	2003	Change*

Turnover from continuing operations:		(in millions, except percentages)
Global Food Service Equipment	£247.0	£262.2	(6%)	£122.7	£130.1	(6%)
Food Retail Equipment	43.5	48.7	(11%)	19.8	24.0	(18%)
Property	0.3	—	n/m	—	—	—

Total turnover from continuing operations	290.8	310.9	(6%)	142.5	154.1	(8%)

Operating profit/(loss) from continuing operations
before goodwill amortization and exceptional items:
Global Food Service Equipment	22.7	23.7	(4%)	12.0	12.7	(6%)
Food Retail Equipment	2.4	(0.1)	n/m	1.1	0.7	57%
Property	(0.9)	—	n/m	(0.2)	—	n/m
Goodwill amortization	(6.0)	(6.8)	12%	(2.8)	(3.3)	15%
Corporate costs	(4.4)	(4.1)	(7%)	(2.1)	(2.0)	(5%)

Total operating profit from continuing operations
before exceptional items	13.8	12.7	9%	8.0	8.1	(1%)
Operating exceptional items	—	(6.0)	100%	—	(4.3)	100%

Operating profit/(loss) from continuing operations	13.8	6.7	106%	8.0	3.8	111%
Profit/(loss) on disposal of businesses	2.2	2.5	(12%)	1.3	—	n/m
Net interest payable and similar charges	(8.8)	(11.2)	21%	(4.2)	(5.6)	25%

Profit/(loss) on ordinary activities before taxation	7.2	(2.0)	n/m	5.1	(1.8)	n/m
Tax on profit/(loss) on ordinary activities	(1.9)	(1.4)	(36%)	(1.2)	(1.6)	25%
Equity minority interest	(0.1)	—	n/m	(0.1)	—	n/m

Profit/(loss) for the period	£5.2	£(3.4)	n/m	£3.8	£(3.4)	n/m

* Favorable/(adverse)
n/m – Not meaningful

1st Half 2004 compared to 1st Half 2003
In the tables below that discuss comparable results, the effect of foreign exchange rate movements are calculated by retranslating prior period results at rates used to translate current period results.

Turnover from Continuing Operations
Total turnover from continuing operations decreased by £20.1 million, or 6%, to £290.8 million in 1st Half 2004 from £310.9 million in 1st Half 2003. The reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a summary reconciliation of our turnover from continuing operations to comparable turnover for our reportable segments.

	1st Half	1st Half	Foreign	Comparable
	2004	2003	Exchange	1st Half 2003	Comparable change

	(in millions, except percentages)
Global Food Service Equipment	£247.0	£262.2	£(16.0)	£246.2	£0.8	—
Food Retail Equipment	43.5	48.7	(4.6)	44.1	(0.6)	(1%)
Property	0.3	—	—	—	0.3	n/m

	£290.8	£310.9	£(20.6)	£290.3	£0.5	—

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations for our Global Food Service Equipment segment.

	1st Half 2004		1st Half 2003		Change

	(in millions, except percentages)
North America	£179.3	73%	£196.3	75%	£(17.0)	(9%)
Europe/Asia	67.7	27%	65.9	25%	1.8	3%

Total Global Food Service Equipment	£247.0	100%	£262.2	100%	£(15.2)	(6%)

The following table sets forth, by geographical region, a summary reconciliation of our turnover from continuing operations to comparable turnover from our Global Food Service Equipment segment.

	1st Half	1st Half	Foreign	Comparable	Comparable change
	2004	2003	Exchange	1st Half 2003

	(in millions, except percentages)
North America	£179.3	£196.3	£(17.8)	£178.5	£0.8
Europe/Asia	67.7	65.9	1.8	67.7	—

Total Global Food Service Equipment	£247.0	£262.2	£(16.0)	£246.2	£0.8

Turnover in the Global Food Service Equipment segment decreased by £15.2 million, or 6%, to £247.0 million in 1st Half 2004 from £262.2 million in 1st Half 2003. Adverse foreign exchange rate movements accounted for £16.0 million of the change from 1st Half 2003. In our North American operations, turnover in most product lines has increased, particularly at our ice businesses, partly offset by the effect of continued lower turnover to certain QSR chains, resulting in an increase in comparable turnover of £0.8 million.

Turnover from Europe/Asia increased by £1.8 million, or 3%, to £67.7 million in 1st Half 2004 from £65.9 million in 1st Half 2003 due to favorable foreign exchange rate movements. On a comparable basis, turnover was broadly unchanged, as the impact of a difficult UK market was offset by strong performance in our ice businesses during 1st Half 2004 compared to 1st Half 2003.

Food Retail Equipment. Turnover decreased by £5.2 million, or 11%, to £43.5 million in 1st Half 2004 from £48.7 million in 1st Half 2003. Of this decrease, £4.6 million was attributable to foreign exchange rate movements. The remaining decrease of £0.6 million resulted from market conditions affecting Kysor//Warren’s customer base however this effect was partially offset by improved turnover at Kysor Panel Systems and the benefits of new business in Mexico.

Property. Turnover of £0.3 million for 1st Half 2004 compares to £nil for 1st Half 2003 for the Property segment, as we sold a small unit at a residual development in Coventry, England in 1st Half 2004 and had no sales in 1st Half 2003. We expect that further revenues will arise during the year, especially in the fourth quarter of Fiscal 2004 in connection with ongoing development at and sale of part of our land in Felsted, England. However, we expect Fiscal 2004 turnover to reduce as compared to Fiscal 2003 as smaller tranches are expected to be sold.

Operating Profit/(Loss) from Continuing Operations before Exceptional Items

Operating profit from continuing operations before exceptional items increased by £1.1 million, or 9%, to £13.8 million in 1st Half 2004 from £12.7 million in 1st Half 2003. The reasons for this increase are analyzed in the discussions of our reportable segments below.

The following table sets forth a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit/(loss) from continuing operations before goodwill amortization and exceptional items for our reportable segments:

			Foreign	Comparable
	1st Half 2004	1st Half 2003	Exchange	1st Half 2003	Comparable change

	(in millions, except percentages)
Global Food Service Equipment	£22.7	£23.7	£(1.7)	£22.0	£0.7	3%
Food Retail Equipment	2.4	(0.1)	—	(0.1)	2.5	n/m
Property	(0.9)	—	—	—	(0.9)	n/m

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items for our Global Food Service Equipment segment.

	1st Half 2004		1st Half 2003		Change

	(in millions, except percentages)
North America	£20.3	89%	£20.1	85%	£ 0.2	1%
Europe/Asia	2.4	11%	3.6	15%	(1.2)	(33%)

Total Global Food Service Equipment	£22.7	100%	£23.7	100%	£(1.0)	(4%)

The following table sets forth, by geographical region, a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit for our Global Food Service Equipment segment.

			Foreign	Comparable	Comparable change
	1st Half 2004	1st Half 2003	Exchange	1st Half 2003

	(in millions, except percentages)
North America	£20.3	£20.1	£(1.8)	£18.3	£2.0	11%
Europe/Asia	2.4	3.6	0.1	3.7	(1.3)	(35%)

Total Global Food Service Equipment	£22.7	£23.7	£(1.7)	£22.0	£0.7	3%

Operating profit from continuing operations before goodwill amortization and exceptional items for the Global Food Service Equipment segment decreased by £1.0 million, or 4%, to £22.7 million in 1st Half 2004 from £23.7 million in 1st Half 2003. £1.7 million of this change was due to the effect of foreign exchange rate movements, partially offset by a £0.7 million improvement in comparable operating profit before goodwill amortization and exceptional items. The improvement in comparable operating profit before goodwill amortization and exceptional items was due to improved performance in North America, particularly at our ice and refrigeration businesses, partially offset by lower European operating profits, particularly in the UK where comparable figures reflect a major chain roll-out that was not repeated in 1st Half 2004, and planned investment spending for the development of new products in continental Europe.

Operating profit from continuing operations before goodwill amortization and exceptional items for North America increased by £0.2 million, or 1%, to £20.3 million in 1st Half 2004 from £20.1 million in 1st Half 2003 as £1.8 million of adverse foreign exchange rate movements were offset by a one-time pension credit of £0.5 million and an increase in comparable operating profit before goodwill amortization and exceptional items. On a comparable basis, operating profit before goodwill amortization and exceptional items is up 11% due to increased sales in most product lines. The £0.5 million pension credit and last year’s division wide cost reduction program were only partly offset by the effects of reduced sales to certain QSR chains.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe/Asia decreased by £1.2 million, or 33%, to £2.4 million in 1st Half 2004 from £3.6 million in 1st Half 2003. On a comparable basis, increased profits from our ice businesses were more than offset by planned increases in product development spending in continental Europe and the lack of contribution in the UK from a prior year roll-out of Merry chef ovens to a North American chain.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items increased by £2.5 million to a profit of £2.4 million in 1st Half 2004 from a loss of £0.1 million in 1st Half 2003. The £2.5 million increase in operating profits was attributable to the effect of increased turnover at Kysor Panel Systems and at our operations in Mexico. Additionally, Kysor//Warren continued its trend of improved results, and was profitable in 1st Half 2004 compared to a loss reported in 1st Half 2003. We expect benefits of the turnaround of Kysor//Warren, which commenced during 2nd Quarter 2003, to be lessened in future periods, and we also expect trading conditions to remain difficult.

Property. A loss of £0.9 million in 1st Half 2004 compares to breakeven in 1st Half 2003. The charge in 1st Half 2004 relates to the ongoing costs of managing our residual property portfolio and the phasing of costs relating to our development projects.

Corporate Costs. Corporate costs were slightly higher in 1st Half 2004 at £4.4 million compared to £4.1 million for 1st Half 2003.

Goodwill Amortization. Amortization of goodwill from continuing operations decreased by £0.8 million to £6.0 million in 1st Half 2004 from £6.8 million in 1st Half 2003, which was due to the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items. There were no operating exceptional items in 1st Half 2004 compared to £6.0 million in 1st Half 2003. 1st Half 2003 operating exceptional items comprised £1.7 million in additional legal fees accrued during 1st Quarter 2003 for the Consolidated Industries litigation case. The remaining £4.3 million, accrued during 2nd Quarter 2003, included £1.8 million for cost reduction and restructuring measures and £2.5 million for liabilities for vacant leasehold properties.

Profit on Disposal of Businesses. There was a profit of £2.2 million on disposal of businesses during 1st Half 2004, compared to a £2.5 million profit during 1st Half 2003. In both periods, the profit arose due to the expiration of warranty periods or the release from the majority of the warranties and indemnities that were given at the time of the disposals of non-core businesses.

Net Interest Payable and Similar Expenses. Net interest payable and similar expenses were £8.8 million during 1st Half 2004, compared with £11.2 million in 1st Half 2003. The decrease from 1st Half 2003 is the result of lower average debt balances, lower deferred finance amortization charges and the favorable effect of foreign exchange rate movemen

Tax on Profit/(Loss) on Ordinary Activities. Tax on profit/(loss) on ordinary activities increased by £0.5 million from 1st Half 2003 to £1.9 million in 1st Half 2004 due to increases in our taxable prof

2nd Quarter 2004 compared to 2nd Quarter 2003

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £11.6 million, or 8%, to £142.5 million in 2nd Quarter 2004 from £154.1 million in 2nd Quarter 2003. The reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a summary reconciliation of our turnover from continuing operations to comparable turnover for our reportable segments.

	2nd Quarter	2nd Quarter	Foreign	Comparable
	2004	2003	Exchange	2nd Quarter 2003	Comparable change

	(in millions, except percentages)
Global Food Service Equipment	£122.7	£130.1	£(10.8)	£119.3	£3.4	3%
Food Retail Equipment	19.8	24.0	(2.8)	21.2	(1.4)	(7%)
Property	—	—	—	—	—	—

	£142.5	£154.1	£(13.6)	£140.5	£2.0	1%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations for our Global Food Service Equipment segment.

	2nd Quarter 2004		2nd Quarter 2003		Change

	(in millions, except percentages)
North America	£88.8	72%	£ 96.2	74%	£(7.4)	(8%)
Europe/Asia	33.9	28%	33.9	26%	—	—

Total Global Food Service Equipment	£122.7	100%	£130.1	100%	£(7.4)	(6%)

The following table sets forth, by geographical region, a summary reconciliation of our turnover from continuing operations to comparable turnover from our Global Food Service Equipment segment.

	2nd Quarter	2nd Quarter	Foreign	Comparable	Comparable change
	2004	2003	Exchange	2nd Quarter 2003

	(in millions, except percentages)
North America	£ 88.8	£ 96.2	£(11.0)	£ 85.2	£ 3.6	4%
Europe/Asia	33.9	33.9	0.2	34.1	(0.2)	(1%)

Total Global Food Service Equipment	£122.7	£130.1	£(10.8)	£119.3	£3.4	3%

Turnover in the Global Food Service Equipment segment decreased by £7.4 million, or 6%, to £122.7 million in 2nd Quarter 2004 from £130.1 million in 2nd Quarter 2003. Adverse foreign exchange rate movements accounted for £10.8 million of the change from 2nd Quarter 2003. In our North American operations improved volumes across most of our businesses, particularly our ice and refrigeration businesses, resulted in an increase in comparable turnover of £3.6 million.

Turnover from Europe/Asia was constant at £33.9 million for both 2nd Quarter 2004 and 2nd Quarter 2003. Favorable foreign exchange rate movements were £0.2 million during 2nd Quarter 2004. The £0.2 million decrease in comparable turnover from 2nd Quarter 2003 was due to a difficult UK market partially offset by improvements in our ice businesses.

Food Retail Equipment. Turnover decreased by £4.2 million, or 18%, to £19.8 million in 2nd Quarter 2004 from £24.0 million in 2nd Quarter 2003. Of this decrease, £2.8 million was attributable to foreign exchange rate movements. The remaining decrease of £1.4 million is a result of the timing of sales at Kysor Panel Systems, as well as market conditions affecting Kysor//Warren’s customer base. These reductions were partially offset by market share gains in Mexico.

Operating Profit/(Loss) from Continuing Operations before Exceptional Items

Operating profit from continuing operations before exceptional items decreased by £0.1 million, or 1%, to £8.0 million in 2nd Quarter 2004 from £8.1 million in 2nd Quarter 2003. The reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit/(loss) from continuing operations before goodwill amortization and exceptional items for our reportable segments:

	2nd Quarter	2nd Quarter	Foreign	Comparable
	2004	2003	Exchange	2nd Quarter 2003	Comparable change

	(in millions, except percentages)
Global Food Service Equipment	£12.0	£12.7	£(1.4)	£11.3	£ 0.7	6%
Food Retail Equipment	1.1	0.7	—	0.7	0.4	57%
Property	(0.2)	—	—	—	(0.2)	n/m

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items for our Global Food Service Equipment segment.

	2nd Quarter 2004		2nd Quarter 2003		Change

	(in millions, except percentages)
North America	£10.7	89%	£10.7	84%	—	—
Europe/Asia	1.3	11%	2.0	16%	(0.7)	(35%)

Total Global Food Service Equipment	£12.0	100%	£12.7	100%	£(0.7)	(6%)

The following table sets forth, by geographical region, a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit for our Global Food Service Equipment segment.

	2nd Quarter	2nd Quarter	Foreign	Comparable	Comparable change
	2004	2003	Exchange	2nd Quarter 2003

	(in millions, except percentages)
North America	£10.7	£10.7	£(1.4)	£ 9.3	£ 1.4	15%
Europe/Asia	1.3	2.0	—	2.0	(0.7)	(35%)

Total Global Food Service Equipment	£12.0	£12.7	£(1.4)	£11.3	£0.7	6%

Operating profit from continuing operations before goodwill amortization and exceptional items for the Global Food Service Equipment segment decreased by £0.7 million, or 6%, to £12.0 million in 2nd Quarter 2004 from £12.7 million in 2nd Quarter 2003. £1.4 million of this change was due to the effect of foreign exchange rate movements, partially offset by a £0.7 million improvement in comparable opertaing profit before exceptional items and goodwill amortization as the effects of commodity cost pressures, especially steel, were more than offset by the effects of cost saving and purchasing initiatives. Subsequent to March 27, 2004, we have entered into contracts to limit some of our future exposures to the recent rise in steel prices.

Operating profit from continuing operations before goodwill amortization and exceptional items for North America was unchanged at £10.7 million for both 2nd Quarter 2004 and 2nd Quarter 2003. Adverse foreign exchange rate movements of £1.4 million were offset by an increase in comparable operating profit before exceptional items and goodwill amortization. Improved volumes, the effects of prior year cost saving initiatives, as well as savings from lean manufacturing and purchasing initiatives were partially offset by commodity cost increases. This resulted in an increase in comparable operating profit before exceptional items and goodwill amortization from 2nd Quarter 2003 to 2nd Quarter 2004.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe/Asia decreased by £0.7 million, or 35%, to £1.3 million in 2nd Quarter 2004 from £2.0 million in 2nd Quarter 2003. On a comparable basis, the impact of a difficult UK market and the lack of contribution in the UK from a roll-out of Merrychef ovens to a North American chain which impacted 2nd Quarter 2003 and was not repeated in 2nd Quarter 2004. This was partially offset by strong performances in our ice businesses.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items increased by £0.4 million to £1.1 million in 2nd Quarter 2004 from £0.7 million in 2nd Quarter 2003. This increase is due to the effect of cost reduction measures at Kysor//Warren and Kysor Panel Systems more than offsetting lower volumes at these two companies during 2nd Quarter 2004.

During 2nd Quarter 2004, the focus on profitable business, improved quality, on-time delivery and customer service led to Kysor//Warren being able to absorb the effect of reduced turnover.

Property. An operating loss of £0.2 million in 2nd Quarter 2004 compares to breakeven in 2nd Quarter 2003. The charge in 2nd Quarter 2004 relates to the ongoing costs of managing our residual property portfolio and the timing of costs relating to our development projects.

Corporate Costs. Corporate costs increased by £0.1 million to £2.1 million during 2nd Quarter 2004 when compared to £2.0 million for 2nd Quarter 2003.

Goodwill Amortization. Amortization of goodwill from continuing operations decreased by £0.5 million to £2.8 million in 2nd Quarter 2004 from £3.3 million in 2nd Quarter 2003, which was due to the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items. There were no operating exceptional items in 2nd Quarter 2004 compared to £4.3 million in 2nd Quarter 2003. 2nd Quarter 2003 operating exceptional items included £1.8 million for cost reduction and restructuring measures and £2.5 million for liabilities for vacant leasehold properties.

Profit on Disposal of Businesses. There was a profit of £1.3 million on disposal of businesses during 2nd Quarter 2004, compared to £nil during 2nd Quarter 2003. The 2004 profit arose due to the expiration of warranties that were given at the time of the disposals of non-core businesses.

U.S. GAAP Reconciliation

Net profit under U.S. GAAP for 1st Half 2004 was £6.5 million compared to £5.2 million for the same period under U.K. GAAP. The primary difference when reconciling from U.K. GAAP to U.S. GAAP is lower goodwill amortization of £6.0 million, partially offset by increased taxation of £4.2 million under U.S. GAAP.

Net loss under U.S. GAAP for 1st Half 2003 was £84.1 million, compared to £3.4 million for the same period under U.K. GAAP. The primary differences when reconciling from U.K GAAP to U.S GAAP relate to goodwill impairment of £84.9 million offset by lower goodwill amortization of £6.8 million, under U.S GAAP. Under U.K. GAAP, goodwill is amortized over a period of 20 years. Under U.S. GAAP, pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective September 29, 2002, goodwill is no longer amortized but is subject to transitional and annual impairment tests. This change in accounting policy under U.S. GAAP arose on adoption of SFAS 142. The Group calculated the transitional impairment charge in the fourth quarter of Fiscal 2003 and it was recorded as a cumulative effect of a change in accounting principle as at September 29, 2002, as required under SFAS 142.

Liquidity and Capital Resources

Our net debt was reduced by £17.8 million to £121.9 million at March 27, 2004 from £139.7 million at September 27, 2003. In 1st Half 2004, £10.8 million of the total £17.8 million reduction in net debt from Fiscal 2003 resulted from foreign exchange rate movements. The balance of £7.0 million arose from positive cash flows in the period. See discussion of “Historical Cash Flows” below.

On March 27, 2004, we had £50.9 million of cash and cash equivalents compared to £77.7 million as of the end of Fiscal 2003. The reduction from Fiscal 2003 arises because we utilized £31.9 million of our cash resources on financing activities. £32.3 million was used to repay bank borrowings, £11.8 million as a mandatory repayment and £20.5 million to reduce our balance of revolving loans, which was permissible following the recent amendment of our Credit Agreement (see “Historical Cash Flows - Changes to Credit and Debt Facilities” below). The balance of the movement of cash and cash equivalents arises through positive cash inflows of £6.6 million partially offset by £1.5 million of adverse foreign exchange rate movements. The amendment to our banking facilities has re-denominated part of our long term borrowing facilities from a term loan to a revolving facility. This enables us to repay borrowings, and therefore reduce interest costs, without a reduction in facility headroom. See “Historical Cash Flows - Changes to Credit and Debt Facilities” below. As of March 27, 2004, we had £36.3 million of borrowing availability under our credit facilities, compared to £34.0 million as of the end of Fiscal 2003. Utilizing our cash balances to reduce borrowings has not affected our liquidity position because available funding remains unchanged.

Borrowing availability under our senior credit facility is dependent upon our ongoing compliance with the financial and other covenants set forth in the facility. We believe that cash on hand and funds from operations, together with funds available under our credit facilities, will provide us with sufficient liquidity and resources to meet our financial obligations, including payment of interest and mandatory repayments of borrowings, as well as for working capital, capital expenditures and other needs of the business. We have historically generated increased positive cash flows from operations in the second half of our fiscal year due to the seasonality of our businesses; we expect this trend to continue. Fourth Quarter cash flows have historically been enhanced by the proceeds of our property disposals. We expect this to repeat in the current year, although the amount of the proceeds from property disposals is expected to be lower than in Fiscal 2003.

Historical Cash Flows

The following table sets forth a summary of cash flow items for the periods presented:

	1st Half 2004	1st Half 2003

	(in millions)
Net cash inflow from operating activities before exceptional items	£21.2	£23.9
Net cash outflow from operating exceptional items	—	(1.8)

Net cash inflow from operating activities	21.2	22.1

Return on investments and servicing of finance	(8.0)	(9.7)
Taxation	(1.9)	(3.1)
Capital expenditure and financial investment	(4.7)	(4.2)
Financing activities	(31.9)	(20.0)

Operating Activities
Net cash provided by operating activities before exceptional items decreased by £2.7 million to £21.2 million during 1st Half 2004 from £23.9 million during 1st Half 2003. The decrease resulted from increased working capital outflows of £2.5 million in 1st Half 2004 partially offset by improved operating profit before exceptional items of £1.1 million and lower goodwill amortization and depreciation of £1.3 million.

We reported a working capital outflow before exceptional items of £4.4 million in 1st Half 2004 compared to £1.9 million in 1st Half 2003. Inflows from the reduction of accounts receivable of £9.5 million were more than offset by the reduction of accounts payable of £5.0 million, increases in inventory of £5.5 million and decreases in provisions of £3.4 million. The reduction in provisions includes payments relating to prior year restructuring charges of £1.1 million, the non-cash effect of pension credits of £0.9 million and payments against lease provisions of £1.8 million.

Net cash used for current year operating exceptional items was £nil during 1st Half 2004 and £1.8 million during 1st Half 2003. The operating exceptional items during 1st Half 2003 principally represented costs associated with rationalizing administration functions and simplifying management structures.

Capital Expenditure and Financial Investment
Net cash outflow from these activities was £4.7 million during 1st Half 2004 and £4.2 million during 1st Half 2003. The current year’s payments are primarily related to our investment in information technology and ERP systems, as well as investment spending for the development of new products in continental Europe. We expect to continue to incur costs relating to our continued investment in these projects for at least the remainder of Fiscal 2004. Cash outflows of £1.3 million were made during 1st Half 2003 to settle a warranty claim following the disposal of a subsidiary company in Fiscal 2002.

Financing Activities
Net cash outflow from financing activities was £31.9 million during 1st Half 2004, compared to £20.0 million during 1st Half 2003. In addition to matters discussed above under “Liquidity and Capital Resources”, cash inflows of £0.4 million arose from the exercise of stock options during 2nd Quarter 2004.

Changes to Credit and Debt Facilities
On November 17, 2003, we entered into a Supplemental Agreement with the Royal Bank of Scotland (as Facility Agent) to amend certain terms of our Credit Agreement dated February 20, 2002. The amended terms, among other things, re-designate one of our term loans as a revolving credit facility and alter our restrictive covenants relating to operating cash flow ratios, established under the original agreement, to provide us with additional flexibility to repay debt and invest in the business.

Current Financial and Trend Information

We are beginning to see the first signs of growth in our North American food equipment markets. Improving macro economic indicators, growth in food and beverage sales, particularly at a number of QSR chains, indications that purchasers of food service equipment are becoming more confident and improving order rates, all support our view that food equipment demand will increase in the second half.

In contrast, our European markets remain mixed with the U.K. market particularly challenging. We expect Food Retail markets to continue to be difficult.

In the 2nd Quarter 2004 we saw substantial increases in commodity costs, especially in steel surcharges, which were in excess of our expectations. We continue to mitigate the effect of these increases through the acceleration of our ongoing lean manufacturing and purchasing initiatives, as well as by the introduction of further price increases.

The weaker US dollar continues to adversely affect the translation of profits to pounds sterling but is helping the competitive position of our US-made products in international markets.

Overall we are maintaining cautious optimism for increased food equipment demand in the second half.

We remain confident in the long-term outlook for Enodis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

Date: May 11, 2004	By:	/s/ David McCulloch
Name: David McCulloch Title: Chief Executive Officer